UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2006

Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A. de C.V.

(Translation of registrant’s name into English)

Constituyentes 1154, Piso 7

Col. Lomas Altas, México D.F. 11950

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes           No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-_______________.

For Immediate Release
May 17, 2006

 GRUPO RADIO CENTRO MAKES FINAL LOAN PAYMENT

 Mexico City, May 17, 2006, Grupo Radio Centro, S.A. de C.V. (BMV: RCENTRO-A, NYSE: RC) (the “Company”), one of Mexico's leading radio broadcasting companies, announced today that it has paid off the remaining balance of Ps. 84.9 million under its loan agreement with Scotiabank Inverlat, S.A., which was scheduled to mature on October 31, 2007 and bore an annual interest rate of 10.3%.

***

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organización Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward-Looking Statements: This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In Mexico:	In NY:
Pedro Beltran / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

GRUPO RADIO CENTRO, S.A. DE C.V.

By:	/s/ Pedro Beltrán Nasr
Name:	Pedro Beltrán Nasr
Title:	Chief Financial Officer